Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

New Found Gold Corp.

We consent to the use of our report dated March 25, 2026 on the consolidated financial statements of New Found Gold Corp. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2025 and December 31, 2024, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-287547) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 25, 2026

Vancouver, Canada